SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 001-16635
National Vision, Inc.

(Exact name of registrant as specified in its charter)
296 Grayson Highway, Lawrenceville, Georgia 30045 (770) 822-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 Par Value Per Share, with attached Common Stock Purchase Rights
12% Senior Secured Notes due 2009
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock – 1

Senior Secured Notes – 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, National Vision, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 12, 2005	By:	/s/ Paul A. Criscillis, Jr.

Paul A. Criscillis, Jr. Senior Vice President, Chief Financial Officer